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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                               (Amendment No. 27)
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                            ------------------------

                       UNION PACIFIC RESOURCES GROUP INC.
                             RESOURCES NEWCO, INC.
                                   (Bidders)

                            ------------------------

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                          JOSEPH A. LASALA, JR., ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       UNION PACIFIC RESOURCES GROUP INC.
                               801 CHERRY STREET
                            FORT WORTH, TEXAS 76102
                           TELEPHONE: (817) 877-6000
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                   Copies To:

        HOWARD L. SHECTER, ESQ.                  PAUL T. SCHNELL, ESQ.
      MORGAN, LEWIS & BOCKIUS LLP       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            101 PARK AVENUE                         919 THIRD AVENUE
        NEW YORK, NY 10178-0060                 NEW YORK, NY 10022-3897
       TELEPHONE: (212) 309-6384               TELEPHONE: (212) 735-3000

                            ------------------------

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
         ----------------------                  ----------------------
             $4,234,852,692                             $846,971

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 50,414,913 shares of Common Stock, par value $0.83 1/3 per share, of Pennzoil Company for $84.00 net per share in cash.

** 1/50 of 1% of Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   $421,600               FILING PARTY: Same
FORM OR REGISTRATION NO.: 14D-1                  DATE FILED:   June 23, 1997

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

     This Amendment No. 27 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on June 23, 1997, as amended (the 'Schedule 14D-1'), by Union Pacific Resources Group Inc., a Utah corporation ('UPR'), and Resources Newco, Inc., a Delaware corporation and a wholly owned subsidiary of UPR (the 'Purchaser', and together with UPR, the 'Bidders'), with respect to Purchaser's offer to purchase all outstanding shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), together with the associated Preferred Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the 'Offer to Purchase'), as amended and supplemented by the Supplement thereto, dated October 7, 1997 (the 'Supplement'), and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'), which have been annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(26) and
(a)(27), respectively. Unless otherwise defined herewith, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The information set forth in Items 1(b) and 1(c) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     (b) The information set forth in the Introduction and Section 1 ('Amended Terms of the Offer') of the Supplement is incorporated herein by reference.

     (c) The information set forth in Section 5 ('Price Range of the Shares; Dividends on the Shares') of the Supplement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     The information set forth in Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (b) The information set forth in the Introduction, Section 8 ('Background of the Offer Since June 23, 1997; Contacts with Pennzoil') and Section 9 ('Purpose of the Offer; Plans for Pennzoil') of the Supplement is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Items 4(a)-(c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (a)-(c) The information set forth in Section 7 ('Source and Amount of Funds') of the Supplement is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in Items 5(a)-(g) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (a)-(g) The information set forth in the Introduction and Sections 8 ('Background of the Offer; Contacts with Pennzoil') and 9 ('Purpose of the Offer Since June 23, 1997; Plans for Pennzoil') of the Supplement is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information set forth in the Introduction, Section 8 ('Background of the Offer Since June 23, 1997; Contacts with Pennzoil'), Section 9 ('Purpose of the Offer; Plans for Pennzoil') and Section 11. ('Certain Legal Matters') of the Supplement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Items 10(b)-(c), (e) and (f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     (b)-(c), (e) The information set forth in the Introduction, Section 9 ('Purpose of the Offer; Plans for Pennzoil') and Section 11 ('Certain Legal Matters') of the Supplement is incorporated herein by reference.

     (f) The information set forth in the Supplement and the revised Letter of Transmittal, to the extent not otherwise incorporated herein by reference, copies of which are attached hereto as Exhibits (a)(26) and (a)(27), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



(a)      (1)      Offer to Purchase, dated June 23, 1997.*
         (2)      Letter of Transmittal with respect to the Shares and Rights, together with the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
         (3)      Notice of Guaranteed Delivery.*
         (4)      Letter, dated June 23, 1997, from Smith Barney Inc. to brokers, dealers, banks, trust companies and other nominees.*
         (5)      Form of letters to be sent by brokers, dealers, banks, trust companies and other nominees.*
         (6)      Press release, dated June 23, 1997 relating to the commencement of the Offer.*
         (7)      Form of summary advertisement, dated June 23, 1997.*
         (8)      Press release, dated June 23, 1997 relating to certain litigation.*
         (9)      Press release, dated June 25, 1997 relating to Pennzoil complaint.*
         (10)     Published message to Pennzoil Chief Executive Officer and Board of Directors, dated June 30, 1997.*
         (11)     Press release, dated July 1, 1997, relating to Pennzoil Board recommendation.*
         (12)     Form of letter to certain Pennzoil stockholders.*
         (13)     Letter to certain Pennzoil stockholders.*
         (14)     Published message to Pennzoil Shareholders, dated July 15, 1997.*
         (15)     Message to Participants in Pennzoil 401(k) Plans on UPR Web Site.*
         (16)     Press release, dated July 22, 1997, relating to response to and extension of tender offer.*
         (17)     Press release, dated July 22, 1997, relating to response of Pennzoil Company to results of UPR tender offer.*
         (18)     Published message to Pennzoil Shareholders, published July 24,1997.*
         (19)     Press release, dated August 27, 1997, relating to extension of the tender offer.*
         (20)     Press release, dated September 8, 1997, relating to Pennzoil strategic plan.*
         (21)     Published message to Pennzoil, published September 9, 1997.*
         (22)     Press release, dated September 9, 1997, relating to Pennzoil's strategic plan disclosures.*
         (23)     Press release, dated September 10, 1997, relating to denial of Pennzoil motion for preliminary injunction.*
         (24)     Press release, dated September 15, 1997, relating to the filing of a motion to compel
                  Pennzoil to publicly disclose its strategic plan.*
         (25)     Press release, dated September 17, 1997, relating to UPR record of performance.*
         (26)     Supplement to the Offer to Purchase, dated October 7, 1997.
         (27)     Revised Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on
                  Substitute Form W-9.
         (28)     Form of cover letter for revised tender offer documents.
         (29)     Revised Notice of Guaranteed Delivery
         (30)     Revised letter, dated October 7, 1997, from Smith Barney Inc. to brokers, dealers, banks, trust companies and other nominees.
         (31)     Revised form of letter to be sent by brokers, dealers, banks, trust companies and other nominees.
         (32)     Press release, dated October 6, 1997 issued by UPR announcing the amended terms of the Offer.
         (33)     Form of summary advertisement, dated October 7, 1997.
         (34)     Form of letter to certain Pennzoil stockholders, dated October 6, 1997.
         (35)     Form of letter to certain UPR stockholders and analysts, dated October 6, 1997.

(b)      None.

(c)      None.

(d)      Opinion of Morgan, Lewis & Bockius LLP.*

(e)      Not applicable.

(f)      None.

(g)      (1)      Complaint, filed by UPR and Purchaser against Pennzoil et al. (dated June 23, 1997,
                  Court of Chancery of the State of Delaware in and for New Castle County).*
         (2)      Original Complaint, filed by UPR and Purchaser against Pennzoil (dated June 23, 1997,
                  United States District Court for the Northern District of Texas, Fort Worth Division).*
         (3)      Verified Complaint for Declaratory and Injunctive Relief, filed by UPR and
                  Purchaser against Pennzoil, Richard Ieyoub, Attorney General of the State of Louisiana,
                  and Larry L. Murray, Commissioner of Financial Institutions (dated June 23, 1997,
                  United States District Court for the Middle District of Louisiana).*
         (4)      First Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated June 25,
                  1997, United States District Court for the Northern District of Texas, Fort Worth
                  Division).*
         (5)(a)   Complaint, filed by Pennzoil against UPR and Purchaser (dated June 25, 1997,
                  United States District Court for the District of Delaware).*
         (5)(b)   Answer of UPR and Purchaser to Complaint filed by Pennzoil (dated July 2, 1997,
                  United States District Court for the District of Delaware).*
         (6)      Form of letter, dated June 27, 1997, to each member of the Board of Directors of Pennzoil.*
         (7)      Second Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated July 11, 1997,
                  United States District Court for the Northern District of Texas, Fort Worth Division).*
         (8)      Order Denying Amended Motion to Dismiss and Partially Granting Motion for
                  Preliminary Injunction (dated July 18, 1997, United States District Court for the
                  Northern District of Texas, Fort Worth Division).*
         (9)      Form of letter, dated August 1, 1997, to James L. Pate.*
         (10)     Form of letter, dated August 1, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
         (11)     Form of letter, dated August 13, 1997, to each member of the Board of Directors of Pennzoil.*
         (12)     Form of letter, dated August 14, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
         (13)     Form of letter, dated September 8, 1997, from Mr. Jack L. Messman to Mr. James L. Pate.*
         (14)     Form of letter, dated September 9, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
         (15)     Form of letter to certain analysts and UPR shareholders.*
         (16)     Form of letter, dated September 18, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
         (17)     Form of letter, dated September 18, 1997, from Mr. Jack L. Messman to Mr. James L. Pate.*
         (18)     Form of letter, dated September 18, 1997, from Mr. James L. Pate to certain members of the UPR Board.*


---------------
* Previously Filed.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    UNION PACIFIC RESOURCES GROUP INC.

                                    By: /s/ JOSEPH A. LASALA, JR.
                                        -----------------------------------
                                        Name: Joseph A. LaSala, Jr.
                                        Title: Vice President, General Counsel
                                               and Secretary

                                    RESOURCES NEWCO, INC.

                                    By: /s/ JOSEPH A. LASALA, JR.
                                        -----------------------------------
                                        Name: Joseph A. LaSala, Jr.
                                        Title: Vice President, General Counsel
                                               and Secretary
Dated: October 7, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION                                                                           PAGE
-----------       -------------------------------------------------------------                                              ----
(a)        (1)    Offer to Purchase, dated June 23, 1997.*
           (2)    Letter of Transmittal with respect to the Shares and Rights, together with the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
           (3)    Notice of Guaranteed Delivery.*
           (4)    Letter, dated June 23, 1997, from Smith Barney Inc. to brokers, dealers, banks, trust companies and other nominees.*
           (5)    Form of letters to be sent by brokers, dealers, banks, trust companies and other nominees.*
           (6)    Press release, dated June 23, 1997 relating to the commencement of the Offer.*
           (7)    Form of summary advertisement, dated June 23, 1997.*
           (8)    Press release, dated June 23, 1997 relating to certain litigation.*
           (9)    Press release, dated June 25, 1997 relating to Pennzoil complaint.*
           (10)   Published message to Pennzoil Chief Executive Officer and Board of Directors, dated June 30, 1997.*
           (11)   Press release, dated July 1, 1997, relating to Pennzoil Board recommendation.*
           (12)   Form of letter to certain Pennzoil stockholders.*
           (13)   Letter to certain Pennzoil stockholders.*
           (14)   Published message to Pennzoil Shareholders, dated July 15, 1997.*
           (15)   Message to Participants in Pennzoil 401(k) Plans on UPR Web Site.*
           (16)   Press release, dated July 22, 1997, relating to response to and extension of tender offer.*
           (17)   Press release, dated July 22, 1997, relating to response of Pennzoil Company to results of UPR tender offer.*
           (18)   Published message to Pennzoil Shareholders, published July 24,1997.*
           (19)   Press release, dated August 27, 1997, relating to extension of the tender offer.*
           (20)   Press release, dated September 8, 1997, relating to Pennzoil strategic plan.*
           (21)   Published message to Pennzoil, published September 9, 1997.*
           (22)   Press release, dated September 9, 1997, relating to Pennzoil's strategic plan disclosures.*
           (23)   Press release, dated September 10, 1997, relating to denial of Pennzoil motion for preliminary injunction.*
           (24)   Press release, dated September 15, 1997, relating to the filing of a motion to compel
                  Pennzoil to publicly disclose its strategic plan.*
           (25)   Press release, dated September 17, 1997, relating to UPR record of performance.*
           (26)   Supplement to the Offer to Purchase, dated October 7, 1997.
           (27)   Revised Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on
                  Substitute Form W-9.
           (28)   Form of cover letter for revised tender offer documents.
           (29)   Revised Notice of Guaranteed Delivery
           (30)   Revised letter, dated October 7, 1997, from Smith Barney Inc. to brokers, dealers, banks, trust companies and other nominees.
           (31)   Revised form of letter to be sent by brokers, dealers, banks, trust companies and other nominees.
           (32)   Press release, dated October 6, 1997 issued by UPR announcing the amended terms of the Offer.
           (33)   Form of summary advertisement, dated October 7, 1997.
           (34)   Form of letter to certain Pennzoil stockholders, dated October 6, 1997.
           (35)   Form of letter to certain UPR stockholders and analysts, dated October 6, 1997.

(b)        None.

(c)        None.

(d)        Opinion of Morgan, Lewis & Bockius LLP.*

(e)        Not applicable.

(f)        None.

(g)        (1)    Complaint, filed by UPR and Purchaser against Pennzoil et al. (dated June 23, 1997,
                  Court of Chancery of the State of Delaware in and for New Castle County).*
           (2)    Original Complaint, filed by UPR and Purchaser against Pennzoil (dated June 23, 1997,
                  United States District Court for the Northern District of Texas, Fort Worth Division).*
           (3)    Verified Complaint for Declaratory and Injunctive Relief, filed by UPR and
                  Purchaser against Pennzoil, Richard Ieyoub, Attorney General of the State of Louisiana,
                  and Larry L. Murray, Commissioner of Financial Institutions (dated June 23, 1997,
                  United States District Court for the Middle District of Louisiana).*
           (4)    First Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated June 25,
                  1997, United States District Court for the Northern District of Texas, Fort Worth
                  Division).*
           (5)(a) Complaint, filed by Pennzoil against UPR and Purchaser (dated June 25, 1997,
                  United States District Court for the District of Delaware).*
           (5)(b) Answer of UPR and Purchaser to Complaint filed by Pennzoil (dated July 2, 1997,
                  United States District Court for the District of Delaware).*
           (6)    Form of letter, dated June 27, 1997, to each member of the Board of Directors of Pennzoil.*
           (7)    Second Amended Complaint, filed by UPR and Purchaser against Pennzoil (dated July 11, 1997,
                  United States District Court for the Northern District of Texas, Fort Worth Division).*
           (8)    Order Denying Amended Motion to Dismiss and Partially Granting Motion for
                  Preliminary Injunction (dated July 18, 1997, United States District Court for the
                  Northern District of Texas, Fort Worth Division).*
           (9)    Form of letter, dated August 1, 1997, to James L. Pate.*
           (10)   Form of letter, dated August 1, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
           (11)   Form of letter, dated August 13, 1997, to each member of the Board of Directors of Pennzoil.*
           (12)   Form of letter, dated August 14, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
           (13)   Form of letter, dated September 8, 1997, from Mr. Jack L. Messman to Mr. James L. Pate.*
           (14)   Form of letter, dated September 9, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
           (15)   Form of letter to certain analysts and UPR shareholders.*
           (16)   Form of letter, dated September 18, 1997, from Mr. James L. Pate to Mr. Jack L. Messman.*
           (17)   Form of letter, dated September 18, 1997, from Mr. Jack L. Messman to Mr. James L. Pate.*
           (18)   Form of letter, dated September 18, 1997, from Mr. James L. Pate to certain members of the UPR Board.*


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* Previously Filed.